August 20, 2015

Alberto Zapata Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust – Zeo Strategic Income Fund

Dear Mr. Zapata:

On July 1, 2015, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of Zeo Strategic Income Fund, a series of the Registrant, filed Post-Effective Amendment No. 726 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Alberto Zapata provided the following comments on August 14, 2015 to the Registration Statement by phone to Andrew Davalla. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus

Comment 1. Please provide a line item in the fee table for the waiver/reimbursement amount for the expense limitation agreement disclosed in the Management section of the prospectus.

Response. A line item for the amount waived and/or reimbursed pursuant to expense limitation agreement is not shown as the Fund’s gross operating expense ratio is below the expense limitation amount in the expense limitation agreement.

Comment 2. Please provide the updated performance information.

Response. The updated performance information for the Fund will be provided.

Comment 3. Please provide disclosure related to the changes made in the Principal Investment Strategies section of the summary prospectus in the same section of the statutory prospectus.

Response. The disclosure has been added to the Principal Investment Strategies section of the statutory prospectus.

Comment 4. Please update the adviser’s assets under management amount, information regarding the expense limitation agreement and references to the shareholder report in the Management section of the prospectus.

Response. The requested revisions have been made.

Comment 5. Please update the How Shares Are Priced section of the prospectus to provide disclosure for days on which the New York Stock Exchange closes before 4 p.m. EST.

Response. The following revised disclosure has been added:

The net asset value ("NAV") and offering price (NAV plus any applicable sales charges) of each class of shares is determined are valued at the close of regular trading on the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. (Eastern Time) on each day the New York Stock Exchange ("NYSE") is open for business.

Comment 6. Please update the financial highlights information for the Fund.

Response. The updated financial highlights for the Fund have been added to the prospectus.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla